EXHIBIT 99.1

NextSource Materials Inc. Expands Registered Trademark of SuperFlake® Graphite to Japan

TORONTO, Jan. 16, 2018 (GLOBE NEWSWIRE) -- NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or “the Company”), is pleased to announce that it has successfully registered SuperFlake® as a trademark in Japan.

The registration of the SuperFlake® trademark means that NextSource now has the exclusive right to use this trademark on all natural graphite sold in Japan that it produces from its Molo Graphite Project in Madagascar.

NextSource now has registered trademark status of SuperFlake® graphite in Japan and the entire European Union, which NextSource was awarded back in August 2017. The Company also applied for and is expecting to be awarded the exclusive right to use SuperFlake® in Canada, the United States, and South Korea.  These key jurisdictions represent the top demand markets for flake graphite and the locations where NextSource intends to sell its SuperFlake® graphite concentrate.

High Quality Graphite Concentrate

As detailed in the June 2017 Feasibility Study, NextSource’s SuperFlake® graphite concentrate can achieve 98% carbon (C) purity with simple flotation, has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade) and contains no deleterious substances. The Company’s SuperFlake® graphite concentrate also has excellent flake size distribution that is well above the global average, with 46.4 percent being classified as +80 (large), +65 (extra large) and +48 (jumbo) mesh in flake size. Specifically 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

The timing of this trademark registration in Europe coincides well with the Company’s planned Phase 1 production, which is targeted for late 2018 subject to project financing.  Phase 1 will consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing approximately 17,000 tonnes per annum (“tpa”) of high-quality SuperFlake® graphite concentrate per year over a mine life of 30 years.

Mine Development Plans

As announced in the Company’s June 2017 Feasibility Study, Phase I of the Molo Project will be a full-scale mine with a production rate of 17,000 tonnes per annum (“tpa”) of SuperFlake® graphite concentrate and with a mine life exceeding 30 years. The mine capital cost is estimated at US$18.4 million and with a build time of 9 months. Phase I production is currently targeted for late 2018 and is subject to mine financing. Phase II of the Molo mine will consist of an expansion to over 51,000 tpa and will be implemented as soon as market demand supports such an expansion.

Due to NextSource using a unique, fully-modular build approach, the Molo Project will have the lowest capital cost of any proposed or competing Feasibility-stage graphite mine. The Molo Project is also verified to have one of the lowest operating costs in the industry, based on a full-cost CIF-basis.

Qualified Persons

Mr. Craig Scherba, P.Geo., President and CEO, is the qualified person who reviewed and approved the technical information provided in this press release.

For further details, the entire updated 2017 Feasibility Study titled, “Molo Feasibility Study National Instrument 43-101 Technical Report” is available to view on NextSource's website at www.nextsourcematerials.com.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a feasibility-stage project and ranks as one of the largest-known and highest quality flake graphite deposits in the world and the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911
Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are related to the information contained in this press release and the Company’s corporate presentation, which refers to the registration of the SuperFlake® trademark, the results of the updated Feasibility Study, the results of the previous 2015 Molo Feasibility Study, funding of the development of the Molo Project, implementation and commencement of the build-out of Phase 1 and Phase 2 of the Molo Project, commencement of production at the Molo Project, commencement of procurement for mine infrastructure, the procurement of equipment to construct a mine, value engineering, any and all product test results and product analysis, the permit application. These are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.